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                                 Exhibit 26(q)


                                  May 1, 2018



          DESCRIPTION OF MINNESOTA LIFE INSURANCE COMPANY'S ISSUANCE,
                 TRANSFER, REDEMPTION AND CONVERSION PROCEDURES
                           FOR VARIABLE LIFE POLICIES

This document sets forth the administrative procedures as required by Rule 6e-3(T)(b)(12)(iii), established by Minnesota Life Insurance Company ("we", "our", "us") in connection with the issuance, the transfer of assets, and the redemption by owners of their interests in one of several Variable Universal Life ("VUL") Insurance policies. The VUL's we currently issue include the Minnesota Life Accumulator VUL ("AVUL"), the Waddell & Reed Advisors Accumulator VUL ("W&R AVUL")1, the ML Premier VUL ("ML Premier") and the Defender VUL ("Defender VUL"), each of which we refer to in this memo as the "policy" or collectively the "policies". These materials should be read in conjunction with the provisions of the policies, the current prospectuses and the more detailed procedures adopted in our business units to implement and test the requirements described herein. Terms used herein have the same definition as in the prospectus for each policy that is included in the current registration statement on Form N-6 for each of the policies (for AVUL, File No. 333-144604, for W&R AVUL File No. 333-148646, for ML Premier File No. 333-183590 and for Defender VUL File No. 333-198279) as filed with the Securities and Exchange Commission ("Commission" or "SEC").


I.   Procedures Relating to Issuance and Purchase of the Policies


        Persons wishing to purchase a policy must send a completed application to us at our home office. The minimum face amount is $100,000, the initial minimum premium is shown on the policy data pages and the maximum issue age is 90 for AVUL, W&R AVUL and ML Premier, and is 85 for Defender VUL. Before issuing any policy, we will require evidence of insurability satisfactory to us, which in some cases will require a medical examination. Persons who satisfy the underwriting requirements are offered the most favorable cost of insurance rates, while higher cost of insurance rates are charged to persons with a greater mortality risk. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.


        Guaranteed maximum cost of insurance charges will vary by age and gender. Unisex tables are used in circumstances where legal considerations require the elimination of gender-based distinctions in the calculation of mortality costs.


        Maximum cost of insurance charges are described in the prospectus for the policy. In most cases, we intend to impose cost of insurance charges which are substantially lower than the maximum charges. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the level of cost of insurance charges for a given amount of insurance, the duration of the policy, the tobacco habits and the underwriting classification of the insured.


        When the policy is issued, the face amount, the planned premium, the maximum cost of insurance rates and a listing of any supplemental agreements are stated on the policy data pages.

--------------------
1 The W&R AVUL policy is no longer sold after December 31, 2017. The information in this memorandum regarding issuance of the W&R AVUL policy is for reference only.

     A. Cost of Insurance Charges and Underwriting Standards


      Cost of insurance charges for the policies will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays a cost of insurance charge commensurate with the insured's mortality risk as actuarially determined utilizing factors such as age, gender, health and occupation. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there will be no uniform cost of insurance charge for all insureds, there will be a single price for all insureds in a given risk classification.


      The policies will be offered and sold pursuant to established cost of insurance charges and underwriting schedules in accordance with state insurance laws. The cost of insurance charges to be paid by the owner of a policy will be specified in the policy.

     B. Application and Initial Cost of Insurance Charge Processing


      Persons wishing to purchase a policy must send a completed application to us at our Home Office, located at 400 Robert Street North, St. Paul, Minnesota 55101-2098. The application must specify the name of the primary insured and provide certain required information about the primary insured. The application must designate the allocation percentages of net premiums. When we receive a completed application from an applicant we will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A policy cannot be issued, i.e., physically issued through our computerized issue system, until this underwriting procedure has been completed.


      Although a policy cannot be issued until after the underwriting process has been completed, the proposed insured may receive immediate insurance coverage, if he or she proves to be insurable and has paid the initial minimum premium and is covered under the terms of a temporary life insurance agreement. If the application is accompanied by a check for the initial minimum premium, the insured's life may be covered under the terms of a temporary life insurance agreement until the policy date.


      In accordance with industry practice, we have procedures to handle errors in the initial and subsequent premium payments, to refund overpayments and to collect underpayments, except for de minimis amounts. If an application is accompanied by a check for the initial minimum premium and we accept the application, the policy date will be the date the underwriting decision is made. The policy date can be any date from the 1st of the month to the 28th of the month only--we don't allow dates of the 29th, 30th or 31st. If the underwriting decision is made on the 29th, 30th or 31st, the policy date will be the 1st of the following month. The policy date is the date used to determine subsequent policy anniversaries. The issuance will take effect as of the policy date specified in the policy, except as altered by another agreement, e.g., the receipt and temporary life insurance agreement.


      If we accept an application not accompanied by a check for the initial minimum premium, the policy will be issued with a policy date which will normally be 28 days after the date our underwriters approve issuance of the policy, unless the 28th day is the 29th, 30th, or 31st of the month; in that case, the policy date will be the 1st of the following month. The initial minimum premium must be received before the underwriting expiry date. If the initial minimum premium is not paid or if the application is rejected, the policy will be cancelled and any premium paid will be returned to the applicant. In a case where there is no paid initial minimum premium, there will be no life insurance coverage provided.


      On delivery of the policy before the underwriting expiry date, the applicant may obtain a policy which has a policy date of the date as of the date the policy is delivered and accepted by the client, unless that date is the 29th, 30th, or 31st of the month; in that case, the policy date will be the 1st of the following month. In that case the applicant has to indicate to us his or her intention to obtain such a policy. This should be done with payment of the initial minimum premium. If the applicant requests a change, policy pages with updated policy information and a policy date that reflects the date the initial minimum premium was received will be sent to the agent for delivery to the applicant. Under certain circumstances a policy may be issued where the applicant wishes to retain the original policy date. In such cases the initial minimum premium due between the issue date and the date of delivery must be paid on delivery in order for the original policy date to be retained.


      The policy date, assuming the payment of the initial minimum premium, marks the date on which benefits begin to vary in accordance with the investment performance of any selected sub-accounts of the Individual Variable Universal Life Account. For premium payments received after the policy issue date, benefits will begin to vary in accordance with the investment performance of the selected sub-accounts as of the date we receive those premium payments. Premium payments may also be allocated to a guaranteed account. This guaranteed account is called the guaranteed interest account.


      The policy date is also the date as of which the insurance age of the proposed insured is determined. It represents the first day of the policy year and therefore determines the policy anniversary and also the monthly policy anniversaries. The policy date also represents the commencement of the suicide and contestable periods of the policy.


      The owner of the policy must pay the initial minimum premium before the underwriting expiry date. The net initial minimum premium, namely the initial minimum premium after the deduction of the charges assessed against it, is allocated to the guaranteed interest account or any sub-accounts of the Account which will, in turn, invest in shares of a corresponding Portfolio of certain funds as described in the prospectus for the policy. ML Premier and Defender VUL also allow the policy owner to allocate accumulation to one or more of four fixed indexed accounts. The fixed indexed accounts are part of the general account and will credit interest based upon a change in the indexed referenced by the particular indexed account at the end of a segment period (usually one year).


      When we receive the initial minimum with the application, we will hold that amount in a non-interest bearing suspense account during the period when underwriting is being completed. This period may include requests for additional information, communication with the agent and the applicant concerning the prospective policies and its terms and related matters. We have established procedures in our underwriting and policy issue areas to identify those prospective policies and amounts to insure that they are properly held in suspense. We have also established related procedures to insure the prompt return of those amounts to applicants when policies are rejected, including guidelines as to the timing of those payments. Both procedures are tested and reviewed at least annually.


      Net premiums are allocated to the guaranteed interest account or any one or more of the sub-accounts as selected by the owner on the application for the policy. For ML Premier and

      Defender VUL, the policy owner may also allocate net premiums to one or more of the fixed indexed accounts.


      The owner may change the allocation instructions for future premiums by giving us a request. A change will not take effect until it is recorded by us in our home office. The allocation to the guaranteed interest account, any sub-account or, for ML Premier and Defender VUL any of the fixed indexed accounts, expressed in whole percentages, must be at least 1 percent of the net premium. We reserve the right to restrict the allocation of net premiums. If we do so, no more than 25 percent of the net premiums for ML Premier may be allocated to the guaranteed interest account.


      We also reserve the right to delay the allocation of net premiums to named sub-accounts. Such a delay will be for a period of 30 days after issuance of a policy or policy adjustment. If we exercise this right, net premiums will be allocated to the guaranteed interest account until the end of that period.

     C. Premium Processing


      Planned premiums are shown on the policy data pages. We will send a notice for the planned premium at the frequency shown on the policy data pages. This notice will be sent to the owner's address on record, or alternatively to the name and address of the "Bill to Entity" as it appears in our records.


      In order to maintain the policy's qualification as a life insurance policy, we reserve the right to limit the amount of premium we will accept. We reserve the right to require evidence of insurability satisfactory to us for any premium payment that would result in an immediate increase in the net amount at risk under the policy. In addition, unless the owner has specified otherwise in writing, if the payment of a premium would cause the policy to be classified as a modified endowment contract, we will not accept a payment in excess of the amount that causes the policy to become a modified endowment contract.


      We will allocate the net premiums, namely premiums after the deduction of premium charges, to the guaranteed interest account, the fixed indexed accounts for ML Premier and Defender VUL, or the sub-accounts of the Variable Universal Life Account which, in turn, invest in Fund shares.

     D. Default, Grace Period and Reinstatement


      If the accumulation value less the sum of any policy loans and any unpaid policy loan interest is insufficient to cover the monthly charges on a monthly policy anniversary, a 61-day grace period begins. The policy will remain in force during the grace period. The owner may pay premiums during this grace period to cover the insufficiency and continue the policy in force beyond the grace period. We will send the owner and any assignee of record, at the last known address, at least 31 days prior to the end of the grace period, a written notice indicating the due date and the payment required to keep the policy in force.


      The payment required to keep the policy in force after the grace period commences is equal to three times the sum of all the monthly charges that were due at the beginning of the grace period, plus the premium charge that would apply. If the payment is not paid by the end of the grace period, the policy will terminate without value. If the insured dies during the grace period, the death proceeds will be paid to the beneficiary.

      The owner may reinstate a terminated policy under certain conditions as described in the prospectus. This reinstatement provision is designed to comply with the insurance laws of a number of states. In order to assist an owner of a terminated policy in making a considered judgment as to whether to reinstate, we may calculate the amount payable upon reinstatement and "freeze" the amount for up to 15 days. We may retain the reinstatement payment in a non-interest bearing suspense account during the reinstatement underwriting period. Once underwriting is completed, the reinstatement payment is applied to the reinstated policy in the same fashion as a new policy application received with an initial minimum premium. The reinstatement will take effect as of the date we approve the reinstatement request and receive the reinstatement payment at our home office.


      We will allocate the net reinstatement payment, namely the reinstatement payment after the deduction of the charges assessed against it, to the guaranteed interest account or the sub-accounts of the Account which, in turn, invest in Fund shares. For ML Premier and Defender VUL, the policy owner may also allocate net premiums to one or more of the fixed indexed accounts. The amount submitted by the owner is required to support the reinstated benefits.

     E. Repayment of a Policy Loan


      If the policy is in force, a policy loan can be repaid under conditions as described in the prospectus for the policy. Loan repayments reduce the loan account by the amount of the loan repayment. We transfer the repayment amount from the loan account to the guaranteed interest account or the sub-accounts of the Account on a pro-rata basis.


II.  Transfer among Sub-Accounts


        A separate account called the Minnesota Life Individual Variable Universal Life Account was established on June 11, 2007, by our Board of Trustees in accordance with certain provisions of the Minnesota insurance law. Depending upon the policy, the Account allows owners to allocate premium to a number of different sub-accounts; Accumulator Variable Universal Life offers 46 sub accounts, Waddell and Reed Accumulator Variable Universal Life offers 26 sub-accounts, ML Premier Variable Universal Life offers 24 sub accounts, and Defender Variable Universal Life offers 21 sub-accounts. Each sub-account invests in shares of a corresponding Portfolio of certain funds as described in the prospectus for the policy.


        An owner may transfer accumulation value among sub-accounts an unlimited number of times in a policy year, subject to certain limitations on-market timing, frequent trading, and the frequent purchase and redemption of shares. Currently, we may assess a $10 charge from the amount transferred for each transfer in excess of 12 during any policy year. This charge is guaranteed not to exceed $25. For purposes of assessing the charge, we consider all telephone, facsimile, and/or written requests processed on the same day to be one transfer, regardless of the number of sub-accounts affected by the transfer. We reserve the right to require that the amount transferred to or from a sub-account or the guaranteed interest account be at least $250. If the balance in a sub-account from which a transfer is to be made is less than $250, the entire balance in the sub-account must be transferred.


        We determine the amount an owner has available for transfers at the end of the Valuation Date on which we receive his or her request at our Home Office. An owner may request a transfer in one of the following four manners: in writing, mailed to our Home Office; by telephone, or through the owner's agent by telephone, by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 5:00 p.m. Central time; by facsimile transmission at 651-665-6955; or via our internet eService Center at www.securianservice.com. We process transfers based on the unit values determined at the end of the Valuation Date on which we receive the request in good order in our Home Office. This means that if we receive the request at or after 3:00 p.m. Central time on a Valuation Date, after the end of a valuation date, or anytime on a non Valuation Date, we will process the request at the unit values determined as of the next Valuation Date.


        ML Premier and Defender VUL Policy Fixed Indexed Account Premium Payments and Transfers. ML Premier and Defender VUL allow the policy owner to allocate accumulation value to one or more Fixed Accounts, which are subject to unique transfer requirements. The Fixed Indexed Accounts are funded by Net Premium payments, Accumulation Value transferred from the Variable Account or the Guaranteed Interest Account or from Accumulation Value rolled over from a prior Indexed Account Segment following completion of the Index Credit Term. A new Segment is created when Net Premium is allocated to a Fixed Indexed Account on an Interim Account Transfer Date or when Accumulation Value is transferred from the Variable Account or the Guaranteed Interest Account to a Fixed Indexed Account or among the Fixed Indexed Accounts. For transfers to a Fixed Indexed Account, we allocate Accumulation Value to the Interim Account until the next Interim Account Transfer Date and then transfer the Accumulation Value from the Interim Account to the Fixed Indexed Accounts. A new Segment is also created when Accumulation Value from a prior Segment is rolled over to a new Segment following completion of the Index Credit Term of the prior Segment.


        Once a Fixed Indexed Account Segment is created on a Segment Date, policy owners may not transfer Accumulation Value from the Segment to any other investment option under the Policy before the end of the Index Credit Term. Interim Account Transfer Dates are the dates when transfers into the Fixed Indexed Account may occur. We can change the Interim Account Transfer Dates and limit transfers into the Fixed Indexed Account. Transfers to either of the Fixed Indexed Accounts will be limited in those circumstances where we determine that a Policy owner is engaging in market timing or disruptive trading activities.


        We allocate Net Premium payments and transfer Accumulation Value in the Interim Account attributable to Net Premium payments to the Fixed Indexed Accounts based on the policy owners current allocation instructions on file with us. Net Premium allocations to the Fixed Indexed Accounts on a date other than an Interim Account Transfer Date will be transferred to the Interim Account. Net Premium will be allocated to the Interim Account on the day it is received and will remain there until the next Interim Account Transfer Date. Interest allocations and policy charges against the Accumulation Value will continue while the accumulation value is in the Interim Account. On the Interim Account Transfer Date, Accumulation Value in the Interim Account will be transferred to the Fixed Indexed Accounts based upon the policy owner's allocation instructions.


        Market-Timing and Disruptive Trading. Variable life insurance policies are not designed for frequent trading (i.e., transfers) in response to short-term fluctuations in the securities markets, often referred to generally as "market-timing." It is our policy to discourage market timing and frequent transfer activity, and, when we become aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity.

        We have developed policies and procedures to detect and deter market-timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for owners engaging in such activity.


        We reserve the right to restrict the frequency of - or otherwise modify, condition or terminate - any transfer method(s). The transfer privilege is also subject to modification if we determine, in our sole discretion, that the exercise of the transfer privilege by one or more owners is or would be to the disadvantage of other owners. Any new restriction that we would impose will apply to all policies without regard to when purchased. We also reserve the right to implement, administer, and charge any fees or restrictions, including redemption fees that may be imposed by an underlying portfolio attributable to transfers in a policy. We will consider one or more of the following factors:

          o The dollar amount of the transfer(s);

          o Whether the transfers are part of a pattern of transfers that appear designed to take advantage of market timing;

          o Whether an underlying portfolio has requested that we look into identified unusual or frequent activity in a portfolio;

          o The number of transfers in the previous calendar quarter;

          o Whether the transfers during the quarter constitute more than two "round trips" in a particular portfolio. A round trip is a purchase into a portfolio and a subsequent redemption out of the portfolio, without regard to order.


        In the event transfer activity is identified as disruptive or otherwise constitutes a pattern of market-timing, the owner will be notified in writing that transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, the owner will be notified in writing that transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in the policy will be permanent. Further information may be obtained in the product prospectus and in the prospectus for each underlying fund.


        Transfer Errors. In accordance with industry practice, we have established procedures to address and to correct errors in amounts transferred among the subaccounts and the fixed account, except for de minimis amounts. The Company will correct non de minimis errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will take any gain resulting from the error.


III. Redemption Procedures: Surrender and Related Transactions

     A. "Free Look" Rights


      The policy includes an initial "free look" right, which provides that the owner may cancel the policy within thirty days (or per state defined regulations) after he or she receives it by returning it to us at our Home Office or to the agent who sold it. We will send to the owner within seven days of the date we receive the notice of cancellation and the policy a full refund of the premiums he or she has paid. Similarly, if the policy is changed and if the change results in an increase in face amount and/or the addition of any agreements, the owner will have a right to examine the changed policy and may return it within thirty days after receipt. If the owner returns the changed policy, the face amount increase and/or additional agreements will be cancelled, and the policy will continue in force.

     B. Request for Surrender Value


      The owner may surrender the policy at any time for its surrender value by sending a written request to our Home Office. The insured must be alive, and the policy must be in force at the time the written request is made. The surrender value on any Valuation Date equals the accumulation value, minus any unpaid policy loan balance, minus any unpaid policy loan interest, and minus any applicable surrender charges. The surrender value will be determined as of the Valuation Date on which we receive a signed written request for surrender in good order at our Home Office. An owner may request that the surrender value be paid in cash or, alternatively, paid under a settlement option we offer. We may require that the owner return the policy. We will pay surrender proceeds not later than seven days after we receive the owner's written request for surrender, unless we must delay making the payment as described further below.

     C. Partial Surrender


      While the insured is living and the policy is in force, the owner may request a partial surrender of the accumulation value by forwarding a request to our Home Office. The partial surrender must be at least $500. The maximum partial surrender we will allow is the accumulation value, minus any outstanding policy loan and accrued loan interest, minus the amount of any applicable surrender charges, minus three months of monthly charges. For each partial surrender, there is an additional Partial Surrender Transaction Charge of two percent of the amount of the partial surrender, up to $25.00. The owner may specify the sub-accounts and the guaranteed interest account from which the partial surrender will be taken; otherwise, we will deduct the amount from the guaranteed interest account, the sub-accounts and, for ML Premier and Defender VUL the fixed indexed accounts, on a pro rata basis. We will process the partial surrender at the unit values next determined after we receive an owner's request at our Home Office. We will pay partial surrender proceeds not later than seven days after we receive the owner's written request in good order for partial surrender. We may refuse to process a partial surrender where necessary to preserve the policy's status as life insurance under the Internal Revenue Code of 1986, as amended.


      In addition, if mandated by applicable law, we may block an owner's account and thereby refuse to pay any request for partial surrender until instructions are received from the appropriate regulator. We may also be required to provide additional information about an owner and owner's account to government regulators.

     D. Surrender Charges


      For AVUL, W&R AVUL and ML Premier Policies, if the policy is surrendered or terminates during the first 10 policy years or during the first 10 years following an increase in face amount, we assess a Surrender Charge on the accumulation value. This Surrender Charge equals 1.4 multiplied by the lesser of: (1) 60 times the policy issue charge for the initial face amount or the face amount increase as applicable, or (2) the sum of any remaining policy issue charges for the initial face amount or the face amount increase, as applicable, measured from policy termination or full surrender to the end of the ten year surrender charge period.


      For VUL Defender Policies, if the policy is surrendered during the first 15 policy years or during the first 15 years following an increase in face amount, we assess a Surrender Charge on the accumulation value. This surrender charge equals the sum of any remaining Policy Issue Charges for the Initial Face Amount or the Face Amount increase, as applicable, measured from Policy Termination or full surrender to the end of the 15 year surrender charge period.


      For partial surrenders, we charge an additional Partial Surrender Transaction Charge of two percent of the amount of the partial surrender, up to $25.00.

     E. Death Claims


      We will pay a death benefit specified by the terms in the contract and the provisions of the death benefit option. We ordinarily will make this payment to the beneficiary named within seven days after receipt at our home office of due proof of death of the insured and on completion of all other requirements necessary to make payment. In addition, payment of the death benefit is subject to the provisions of the policy regarding suicide and incontestability.


      The death benefit provided by the policy depends upon the death benefit option chosen by the owner. The owner may choose one of three available death benefit options - the Level Option, the Increasing Option or the Sum of Premiums Option (the Sum of Premiums Option is not available on ML Premier or Defender VUL). If the owner fails to make an election, the Level Option will be in effect.


      The death benefit, under each Option, is described in the prospectus for the policy.


      The owner may elect to change the death benefit option while the policy is in force after the first policy anniversary by filing a written request with us at our home office. The change will take effect when we approve and record it in our home office.


      The amount payable as death proceeds and settlement options are described in the prospectus for the policy.

     F. Default and Options on Termination


      A policy may terminate as described in the policy form and the prospectus. The prospectus also details the conditions and options on termination.

     G. Loans


      The owner may make a loan if there is available loan value. The owner may borrow from us using only the policy as the security for the loan. All the conditions and provisions regarding policy loans, loan interest and loan repayments are described in the policy and in the prospectus.

     H. Lump Sum Payments


      Lump sum payments of partial surrenders, surrenders or death benefits from the subaccounts will be ordinarily made within seven days of the Valuation Date on which we receive the request and all required documentation. We may postpone the processing of any such transactions for any of the following reasons:


      1. If the disposal or valuation of the variable account's assets is not reasonably practicable because the New York Stock Exchange is closed for trading other than for customary holiday or weekend closings, or trading on the New York Stock Exchange is otherwise restricted, or an emergency exists, as determined by the SEC.


      2.  When the SEC by order permits a delay for the protection of owners.

      3.  If the payment is attributable to a check that has not cleared.


      4. If mandated under applicable law, we may be required to block an owner's account and thereby refuse to pay any request for transfers, partial surrenders, surrenders or death benefits, until instructions are received from the appropriate regulator.

     I. Delay in Making a Payment


      We may delay making a payment if: (1) the disposal or valuation of the variable account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a customary holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect the Policy owners. We may defer making payments attributable to a check that has not cleared. The Company also may defer payment of amounts from the fixed account for up to six months after receipt of written notice.


      If mandated by applicable law, we may block an owner's account and thereby refuse to pay any request for transfers, partial surrenders, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about an owner and owner's account to government regulators.

     J. Redemption Errors


      In accordance with industry practice, we will establish procedures to address and to correct errors in amounts redeemed from the subaccounts and the fixed account, except for de minimis amounts.


IV.  Deduction of Charges

     A. Types of Charges


      We assess the following charges: (1) a Monthly Policy Charge; (2) a Policy Issue Charge; (3) a Cost of Insurance Charge; (4) a Mortality and Expense Risk Charge; (5) a Cash Extra Charge; (6) certain transaction charges; (7) a Surrender Charge; and (8) charges for any supplemental options the owner elects. These charges will be assessed against the policy's accumulation value, on a pro rata basis from the subaccounts. If there is insufficient accumulation value, then we will assess charges against the loan account to the extent accumulation value in the loan account exceeds the amount of outstanding policy loans.

     B. Monthly Deductions


      Of the charges listed above, the following charges will be deducted on a monthly basis: (1) the Monthly Policy Charge; (2) the Policy Issue Charge (for the first ten years of the policy and the first ten years following any increase in face amount); (3) the Cost of Insurance Charge; and (4) the Mortality and Expense Risk Charge.

     C. Special Charges


      The Cash Extra Charge will be deducted on a monthly basis if the insured presents a heightened or increased level of mortality risk. Transaction charges will apply to policy change transactions, partial surrender transactions, and transfer transactions. The surrender charge will apply if the policy terminates or the owner fully surrenders the policy during the first ten policy years or within ten years after any increase in face amount.


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      We reserve the right to charge or make provision for any taxes payable by us with respect to the variable account or the policies. No such charge or provision is made at the present time.


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